Exhibit 99.1

Crescent Point Energy Provides Update on Alberta Wildfires

CALGARY, AB, May 29, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to advise that over the past week it has brought back on stream the full 45,000 boe/d of Kaybob Duvernay production previously shut-in due to the Alberta wildfires. No damage has occurred to the Company's assets.

Crescent Point's 2023 guidance remains unchanged, including annual average production of 160,000 to 166,000 boe/d, despite the impact of the wildfires during second quarter.

The Company continues to monitor the wildfire situation closely and will manage potential future temporary shut-ins as required with industry partners and local authorities to ensure the safety and security of its workers and assets.

Crescent Point would like to thank its staff, emergency responders and firefighters for their hard work and ongoing dedication to protecting our communities. The Company and its staff are actively supporting those directly impacted by the wildfires and continue to work with local communities during this time of need.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company's 2023 guidance remaining unchanged, including annual average production guidance of 160,000 to 166,000 boe/d and the Company's plans to continue to monitor and manage the wildfire situation in Alberta.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks and assumptions included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

View original content:https://www.prnewswire.com/news-releases/crescent-point-energy-provides-update-on-alberta-wildfires-301836317.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2023/29/c5963.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 07:30e 29-MAY-23